Exhibit (h)(8)

AMENDMENT

To Transfer Agency and Service Agreements

Between

The Commerce Funds

and

State Street Bank and Trust Company

This Amendment (“Amendment”) is made as of this 1st day of October 2007, between The Commerce Funds (the “Fund”) and State Street Bank and Trust Company (the “Bank”). The Bank and the Fund are parties to a Transfer Agency and Service Agreement dated December 1, 1994 (the “Agreement”). In accordance with Article 12 (Amendment) of the Agreement, as the case maybe, the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Article 1.2 (e) of the Agreement is hereby amended by adding the following new sub-section including the attached Schedule 1.2(e)(i):

“(i)	Omnibus Transparency Services. Upon request of the Fund, the Bank shall carry out certain information requests, analyses and reporting services in support of the Fund’s obligations under Rule 22c-2(a)(2),(3). The parties will agree to such services and terms as stated in the attached schedule (“Schedule 1.2(e)(i)” entitled “Omnibus Transparency Services”) that may be changed from time to time subject to mutual written agreement between the parties. In consideration of the performance of the services by the Bank pursuant to this Article 1.2(e)(i), the Fund agrees to pay the Bank for such fees and expenses associated with such additional services as are set forth in the “Omnibus Transparency Full Service Fees” section of Fee Schedule dated February 1, 2007 through January 30, 2012, as such Fee Schedule may be amended from time to time, subject to the written agreement of the parties. Such fees and expenses shall be the Bank’s sole compensation for such services.”;

2.	The Fee Schedule dated February 1, 2007 through January 30, 2012 to the Agreement is hereby amended by adding the following fees after the Fiduciary Administration Fees:

Omnibus Transparency Full Service Fees

Annual Technology Fee

Accountlets*
0-500,000	$ .45/accountlet
500,001-2,000,000	$ .45/accountlet (waived)
2,000,001 and greater	$ .10/accountlet

*	Note: An accountlet is the underlying sub-position on a Financial Intermediary’s system for an omnibus account.

AMENDMENT

To Transfer Agency and Service Agreements

Between

The Commerce Funds

and

State Street Bank and Trust Company

(continued)

Investigation Fee

Accountlets	Base Fee/month
0-50,000	$3,000 (includes 25 investigations**	)
50,001-100,000	$4,000 (includes 50 investigations**	)
100,001 and greater	$5,000 (includes 100 investigations**	)

**	Note: There is a $12.00 fee for each investigation that exceeds the allowance limit.

3.	All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.

4.	The Bank acknowledges its obligations under federal privacy laws and agrees not to use any shareholder information obtained under this Amendment in violation of such laws.

5.	Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE COMMERCE FUNDS		STATE STREET BANK AND TRUST COMPANY

By:	/s/ William Schuetter	By:	/s/ Joseph L. Hooley
Name:	William Schuetter		Joseph L. Hooley, Vice Chairman
Title:	Vice President

SCHEDULE 1.2(e)(i)

OMNIBUS TRANSPARANCY SERVICES

Dated: October 1, 2007

A.	The Fund shall provide the following information to the Bank:

1.	The name and contact information for the Financial Intermediary, with which the Fund has a “shareholder information agreement” (under which the Financial Intermediary agrees to provide, at the Fund’s request, identity and transaction information about shareholders who hold their shares through an account with the Financial Intermediary (an “accountlet”)), that is to receive an information request;

2.	The Fund to be included, along with the Fund’s frequent trading policy, under surveillance for the Financial Intermediary;

3.	The frequency of supplemental data requests from the Bank;

4.	The duration of supplemental data requests (e.g. 60 days, 90 days); and

5.	The expected turnaround time for a response from the Financial Intermediary to an information request (including requests for supplemental data).

B.	Upon receipt of the foregoing information, the Fund hereby authorizes and instructs the Bank to perform the following Services:

1.	Financial Intermediary Surveillance Schedules.

(a) Create a system profile and infrastructure based upon parameters set by the Fund to establish and maintain Financial Intermediary surveillance schedules and communication protocol/links.

(b) Initiate information requests to the Financial Intermediaries.

2.	Data Management Monitoring

(a) Monitor status of information requests until all supplemental data is received.

(b) If a Financial Intermediary does not respond to a second request from the Bank, the Bank shall notify the Fund for the Fund to follow-up with the Financial Intermediary.

3.	Customized Reporting for Market Timing Analysis

(a) Run information received from the Financial Intermediaries through TA2000 System functionalities (utilizing PowerSelect tables, Short Term Trader and Excessive Trader).

(b) Generate exception reports using parameters provided by the Fund.

4.	Daily Exception Analysis of Market Timing Policies for Supplemental Data Provided

(a) Review daily short-term trader exceptions, daily excessive trader exceptions, and daily supplemental data reconciliation exceptions.

(b) Analyze Financial Intermediary supplemental data (items), which are identified as “Potential Violations” based on parameters established by the Fund.

(c) Confirm exception trades and if necessary, request additional information regarding Potential Violations.

5.	Communication and Resolution of Market Timing Exceptions

(a) Communicate results of analysis to the Fund or upon request of the Fund directly to the Financial Intermediary.

(b) Unless otherwise requested by the Fund and as applicable, instruct the Financial Intermediary to (i) restrict trading on the accountlet, (ii) cancel a trade, or (iii) prohibit future purchases or exchanges.

SCHEDULE 1.2(e)(i)

OMNIBUS TRANSPARANCY SERVICES

Dated: October 1, 2007

(continued)

(c) Update AWD Work Object with comments detailing resolution.

(d) Keep a detail record of all data exceptions and inquires with regards to potential violations.

6.	Management Reporting

(a) Provide periodic reports, in accordance with agreed upon frequency and content parameters, to the Fund. As reasonably requested by the Fund, the Bank shall furnish periodic reports to the Fund, including but not limited to reports provided on a quarterly basis on the operation and results of the Bank’s Omnibus Transparency Services on behalf of the Fund suitable for review and analysis by the Fund’s Board of Trustees, if so requested.

7.	Support Due Diligence Programs

(a) Update system watch list with pertinent information on trade violators.

(b) Maintain a detail audit trail of all accounts that are blocked and reason for doing so.